

October 3, 2013

Via E-mail
Jackie Williams
President
AppYea, Inc.
777 Main Street, Suite 600
Fort Worth, TX 76102

> **Re:** **AppYea, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 5, 2013**
> **File No. 333-190999**

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please delete the reference to "private transactions," as well as the word "privately," from the first paragraph as offers and sales by the selling shareholders pursuant to the registration statement are not consistent with that language.

2.   In a separate paragraph concisely describe the share percentage equity and voting interests held by your controlling shareholder. Provide this information with respect to current common stock ownership as well as the common stock ownership the controlling shareholder would hold upon conversion of his preferred shares.

Summary of Prospectus, page 1

3.   Expand the second paragraph to describe concisely your current mobile applications, and briefly describe the nature and status of your product development activities. Additionally, we note your disclosures throughout your prospectus of your plan to acquire both mobile applications and mobile application development companies. Please indicate whether the company has any current plans, proposals or arrangements with respect to acquisitions or other business combinations. If you do not have any current plans, proposals or arrangements to enter into any acquisition or other business combination, please make this clear in each disclosure that references potential future acquisitions.

4.   Please provide the telephone number of your principal executive offices in the summary section of the prospectus. See Item 503(b) of Regulation S-K.

5.   The references to common shares outstanding before and after the offering should be supplemented with information regarding the conversion and voting rights of the 5 million outstanding preferred shares. Cross-reference the page where detailed information regarding the preferred shares and their potential effects on the corporate structure may be found. Additionally, please include a corresponding discussion of these effects in your related risk factor disclosure on page 8.

Risk Factors

Risks Associated with Our Company

"Our Officers and Directors have limited public company experience…," page 4

6.   It appears that Jackie Williams is your sole officer and director and has no public company experience. If true, please revise the risk factor subheading and the risk factor disclosure to communicate that Mr. Williams is your sole officer and director and has no public company experience. Please make any additional references to officers and directors consistent with your reliance upon a sole officer and director.

Selling Shareholders, page 12

7.   Please delete the "is known to us" limitation in the initial paragraph of this section so that your statements regarding broker-dealer status and broker-dealer affiliate status of selling shareholders is expressed in unqualified language.

8.   Please disclose whether any selling shareholder had any other material relationship with the company or its affiliates within the past three years, and if so describe the relationship or transaction. For example, the purchase of technology from Mr. Flynn and the debtor-creditor relationship with him should be described concisely.

Plan of Distribution, page 14

9.   Your disclosure on page 15 referring to selling shareholders who are affiliates of broker-dealers appears to conflict with your disclosure on page 12 to the effect that there are no such affiliations of any of the selling shareholders.

Description of Securities, page 15

10.   Please clarify whether the preferred shares are currently convertible. Disclose that there are no features of your preferred stock other than the described conversion and voting rights that will affect the rights of holders of common stock. We note the provisions of Article II of your articles of incorporation in this respect. Also, disclose the circumstances in which the holders of the common and preferred classes will be entitled to vote separately as a class, as opposed to the ordinary circumstances in which they will vote collectively as one class.

Description of Our Business

Principal Products and Their Markets

Source Code Assets, page 17

11.   Please provide support for your statements that your company:

- "acquired a portfolio of award winning iOS kid friendly gaming mobile applications;" and
- "acquired a unique mobile application…."

Alternatively, delete these claims.

Current Products, page 17

12.   Please enhance your disclosure concerning your principal products and theirs markets. It is currently unclear which products your company currently offers and which it plans to offer. Explain more fully how you have generated your revenues to date. Under the 'Management and Development Role' subheading, contrast the operations you have conducted to date in the marketing of your products with those you hope to pursue. More fully explain the services you plan to obtain from specialized app marketing companies and discuss the challenges you will face in establishing such relationships.

Competition, Competitive Position in the Industry and Methods of Competition, page 18

13.	Please provide support for your statements that your company's model of internally developing mobile applications in addition to acquiring third-party mobile applications and mobile application development companies is unique. Alternatively, revise the disclosure.

14.	Please enhance your disclosure concerning competitive business conditions and your company's competitive position in the industry and methods of competition.

Patents and Trademarks, page 18

15.	It appears you brand your products with the name Disney and may reference Disney or Universal in your mobile applications. Please tell us, with a view to disclosure, whether you have obtained, or require, any licenses, trademarks or other intellectual property and disclose any such arrangements if material.

Management's Discussion and Analysis or Plan of Operation

Overview, page 21

16.	Please expand your 'Overview' section to:

- include economic or industry-wide factors relevant to the company;
- serve to inform the reader about how the company earns revenues and income and generates cash;
- discuss the company's principal products and services; and
- provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

	For additional guidance, see Section III.A of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 22

17.	We note your disclosure that you "believe that [your] revenues will increase due to the sales of [your] products and, together with [your] existing cash balance, may be sufficient to meet [your] operating requirements for the next twelve" months. Please revise this disclosure to clarify whether your currently available capital resources are sufficient to fund planned operations for a period of not less than 12 months from the date of the prospectus. If the currently available capital resources are not sufficient to fund planned operations for that 12-month period, state the deficiency in quantitative terms and indicate the minimum period of planned operations that you can conduct with currently available resources.

18.   We note you do not anticipate significant cash outlays for investing activities over the 12 months from the date of the prospectus. We also note your statements throughout your prospectus that you intend to acquire mobile applications and mobile application development companies. Please clarify whether you intend to pursue such plans, proposals or arrangements for acquisitions over the next 12 months.

Directors, Executive Officers, Promoters and Control Persons

Background Information About Our Officers and Directors, page 23

19.   Please revise the description relating to Mr. Williams' professional background to ensure that such disclosures fully comply with Item 401(e) of Regulation S-K. For example, disclose Mr. Williams' principal occupations and employment, in a chronologically complete manner, for the five-year period immediately preceding the date of effectiveness.

Security Ownership of Certain Beneficial Owners and Management, page 26

20.   To the extent the preferred stock is currently exercisable or will be exercisable within 60 days of the effective date, the underlying shares of common stock are "beneficially owned" by the holder of the preferred stock and must be included in the beneficial ownership amounts and percent computations with respect to that holder. See Instruction 2 to Item 403 of Regulation S-K.

Future Sales by Principal Shareholders, page 26

21.   Please clarify when the referenced shares will first be eligible for sale under Rule 144. Additionally, please ensure that any reference to directors, officers or principal shareholders is consistent with Mr. Williams' status as your sole director, officer and principal shareholder.

Transactions with Related Persons, Promoters and Certain Control Persons, page 27

22.   Please state the portion of the related party payable that was owed to the company's officer and describe the transaction(s) that resulted in that related party debt. In your letter, tell us the portion of the total loan amount that was owed to Mr. Flynn and provide your analysis of whether he is a related person within the meaning of paragraph (a) of Item 404 of Regulation S-K.

23.   It appears that Mr. Williams is a promoter as defined in Securities Act Rule 405 of Regulation C. Please ensure that information responsive to Item 401(g) of Regulation S-K is provided, if any.

Audited Financial Statements

Report of Independent Registered Public Accounting Firms, page 31

24.   The report indicates that the audit was conducted "in accordance with auditing standards generally accepted in the United States of America." Please amend your filing to include a revised report from Cutler & Co., LLC indicating, if true, that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Refer to paragraph 3 of PCAOB Auditing Standard No. 1.

Statement of Cash Flows, page 35

25.   Please revise to correct the amount disclosed as cash provided by (used in) operating activities. In this regard, it appears that you have cash provided by operating activities rather than cash used in operating activities.

Part II

Item 14. Indemnification of Directors and Officers, page 43

26.   We note your reference to Section 174 of Title 8 of the Delaware Code. We also note your South Dakota incorporation. Please explain your rationale for including a Delaware Code section as a point of reference. Please ensure that the scope of indemnification required or permitted by South Dakota law and your articles of incorporation and bylaws is accurately summarized in this section.

Item 15. Recent Sales of Unregistered Securities, page 43

27.   Please expand your disclosure to briefly state the facts relied upon in reaching your conclusion that the cited exemption or exemptive rule was available. Ensure that this discussion is linked to specific issuances. See Item 701 of Regulation S-K. Your response should include your consideration of whether each share issuance from November 2012 to June 2013 was a part of a single offering. See Rule 502(a) of Regulation D.

Item 16. Exhibits, page 45

28.   Tell us whether any asset acquisition agreements exist with respect to your acquisitions on February 1, 2013 and April 2, 2013. If so, provide your analysis of whether either such agreement is required to be filed by subparagraph (b)(2) or (b)(10) of Item 601 of

Regulation S-K. Additionally, tell us whether any written agreements evidencing indebtedness to a selling shareholder or an affiliate exist. If so, provide your analysis of whether any such agreement is required to be filed by subparagraph (b)(10) of Item 601 of Regulation S-K.

Signatures, page 47

29.   In addition to the signatures you have provided, Form S-1 requires the registration statement to be signed by: (1) the registrant's principal financial officer and; (2) its principal accounting officer or controller. If a person holds more than one of the specified positions, he or she must indicate each capacity in which he or she signs the registration statement. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Law Clerk, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal